
03051700

9/5/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VE 9-4-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25521

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2002 (MM/DD/YY) AND ENDING JUNE 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALL STREET DISCOUNTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 NORTH PINCKNEY STREET
(No. and Street)

MADISON	WISCONSIN	53703
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES M. FLEMING (608) 251-0504
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEGNER LLP
(Name – *if individual, state last, first, middle name*)

2110 LUANN LANE	MADISON	WISCONSIN	53713
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


RECD S.E.C.
AUG 29 2003
535

PROCESSED
SEP 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES M. FLEMING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WALL STREET DISCOUNTS, INC., as of JUNE 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public Commission Expires 3/02/06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALL STREET DISCOUNTS, INC.

FINANCIAL STATEMENTS WITH
SUPPLEMENTARY INFORMATION

June 30, 2003

CONTENTS


Wegner LLP
CPAs & Consultants

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Wall Street Discounts, Inc.
Madison, Wisconsin

We have audited the accompanying statement of financial condition of Wall Street Discounts, Inc. (the Corporation) as of June 30, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Discounts, Inc., as of June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wegner LLP

Wegner LLP
July 31, 2003

WALL STREET DISCOUNTS, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2003

ASSETS		
Cash and equivalents	$	177,889
Cash and equivalents - restricted		1,778
Broker and dealer receivables		16,247
Investments		20,390
Investments - restricted		49,933
Prepaid expenses		3,531
Federal income tax refund receivable		658
Office equipment (net of accumulated depreciation of $17,103)		-
Total assets	$	270,426
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$	15
Payroll and payroll taxes payable		2,030
Total liabilities		2,045
STOCKHOLDERS' EQUITY		
Common stock , no par value, 2,800 shares authorized, 1,960 shares issued and 1,333 outstanding		82,025
Retained earnings		226,356
		308,381
Less: Treasury stock, 627 shares at cost		(40,000)
Total stockholders' equity		268,381
Total liabilities and stockholders' equity	$	270,426

See accompanying notes

WALL STREET DISCOUNTS, INC.
STATEMENT OF INCOME
Year ended June 30, 2003

	Amount	Percent
REVENUE		
Commission income	$ 191,890	94.61
Investment income	10,936	5.39
Total revenues	202,826	100.00
EXPENSES		
Compensation and benefits	111,641	55.04
Brokerage, commission and clearance fees	46,521	22.94
Communications	18,655	9.20
Occupancy	15,387	7.59
Other	14,810	7.30
Total expenses	207,014	102.07
Net loss before taxes	(4,188)	(2.07)
Income taxes refundable	658	0.32
Net loss	$ (3,530)	(2.39)

See accompanying notes.

WALL STREET DISCOUNTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year ended June 30, 2003

	Common Stock				
	Shares Issued	Amount	Retained Earnings	Treasury Stock	Total
Balance - June 30, 2002	1,960	$ 82,025	$ 229,886	$ (40,000)	$ 271,911
Net loss	-	-	(3,530)	-	(3,530)
Balance - June 30, 2003	1,960	$ 82,025	$ 226,356	$ (40,000)	$ 268,381

See accompanying notes.

WALL STREET DISCOUNTS, INC.
STATEMENT OF CASH FLOWS
Year ended June 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (3,530)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	431
Realized gains on investments	(2,831)
Unrealized gains on investments	(5,065)
(Increase) decrease in assets	
Broker and dealer receivables	(8,862)
Prepaid expenses	(513)
Federal income tax refund receivable	1,074
Increase (decrease) in liabilities	
Accounts payable	15
Payroll and payroll taxes payable	(777)
Net cash used in operating activities	(20,058)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash paid to cover short position	(6,557)
Purchase of investment	(61,958)
Net cash used in investing activities	(68,515)
Net decrease in cash and equivalents	(88,573)
Beginning cash and equivalents	268,240
Ending cash and equivalents	$ 179,667

See accompanying notes.

WALL STREET DISCOUNTS, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2003

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Nature of Business

Wall Street Discounts, Inc. (the Corporation), is a securities broker that does not carry customers' accounts. The Corporation operates from offices in Madison and Milwaukee, Wisconsin. Revenue is earned primarily from commissions on stock, option and mutual fund transactions executed for customers.

Revenue Recognition

Security transactions and the related commission revenue and expenses are recorded on a trade date basis as securities transactions occur.

Office Equipment

Office equipment is stated at cost and depreciated using applicable Federal income tax methods, which primarily are accelerated methods over lives as specified by Federal tax laws and regulations. These tax methods approximate allowable GAAP methods. Depreciation expense for the year ended June 30, 2003 was $431.

Statement of Cash Flows

For purposes of the statement of cash flows, the Corporation has defined cash equivalents as highly liquid investments with original maturities of less than ninety days.

Accounts Receivable

Accounts receivable are considered to be fully collectible; therefore, no allowance for doubtful accounts is considered necessary. Any accounts that become uncollectible are charged to operations when that determination is made. Accounts receivable consists of amounts due from U.S. Clearing Corporation.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

Investments are normally stated at market value. Cost is determined by the purchase price. The market value of investments is determined based on quoted market prices.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (continued)

Cash and Investment In Good Faith Account

A T-Bill of $49,933 and cash of $312 has been segregated in an account held at U.S. Clearing Corporation as good faith money as part of the agreement with USCC.

Cash Segregated Under Federal Regulations

Cash of $1,778 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

NOTE 2 - DESCRIPTION OF OTHER LEASING ARRANGEMENTS

The Corporation operates in leased premises at 7 North Pinckney Street, Madison, Wisconsin and at 11617 W. Bluemound Road, Milwaukee, Wisconsin. The lessee is responsible for maintenance and repairs. The Corporation is currently leasing both offices on a month-to-month basis for a total of $1,296 per month.

In addition, several other communication devices are leased from various lessors on a month-to-month basis. The lessors are responsible for maintenance and repairs and 30-day notice is required for termination.

Total lease expense for the year ended June 30, 2003 was $27,498.

NOTE 3 - ECONOMIC DEPENDENCY

The Corporation is a correspondent broker for U.S. Clearing Corporation (USCC), a company that provides clearing, execution and other securities brokerage services. USCC does not have any ownership interest in Wall Street Discounts, Inc.

The agreement may be terminated by either party upon three months written notice. During the year ended June 30, 2003, the Corporation paid USCC $46,521 for services performed. It had accounts receivable from USCC of $16,247 at June 30, 2003.

USCC requires Wall Street Discounts, Inc. to maintain a $50,000 good faith deposit in cash or T-bills in an interest bearing account with them.

Any termination of the agreement between the Corporation and USCC would significantly affect the operations of the Corporation. The Corporation would need to execute a new agreement as a correspondent broker with another clearing firm in order to continue its operations.

NOTE 4 - INCOME TAXES

For the year ending June 30, 2003, the Corporation reported a net operating loss of $8,821. This net operating loss can be carried back for two years for Federal income tax purposes, which produced a refund of taxes of $658. This loss can be carried forward for fifteen years for Wisconsin income tax purposes.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a broker and member of the National Association of Securities Dealers (NASD), the Corporation is subject to the Uniform Net Capital Rule (SEC rule 15c3-1) adopted and administered by the NASD and the Securities and Exchange Commission (SEC). The Corporation is required to maintain net capital of not less than $50,000.

At June 30, 2003, the Corporation's net capital, as defined, aggregated $258,226 and was $208,226 in excess of minimum net capital.

NOTE 6 - PENSION PLAN

During the year ended June 30, 1998, the Corporation adopted a Simple IRA pension plan for which all employees are eligible. The Corporation matches employee contributions up to 3% of qualified compensation. Pension expense for the year ended June 30, 2003 was $2,887.

NOTE 7 - INVESTMENTS

Investments consist of stock warrants of $3,300 on NASD common stock exercisable at various dates beginning in 2002 and expiring in 2006 for a total of 1,200 shares. Since NASD has not yet issued public shares, there is no market value available. Therefore, these warrants are currently stated at cost. Investments also consist of common stock of $17,090 at June 30, 2003.

Investment income at June 30, 2003 consists of the following:

Realized gains	$	2,831
Unrealized gains		5,065
Dividends and interest		3,040
Investment income	$	10,936

SUPPLEMENTARY INFORMATION

WALL STREET DISCOUNTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
Year ended June 30, 2003

Net Capital		
Total stockholders' equity	$	268,381
Deductions		
Nonallowable assets		
Petty cash		(103)
Prepaid expenses		(3,531)
Federal income tax refund receivable		(658)
NASD warrants		(3,300)
Securities haircuts		
Short securities marked to market (15% of market value)		(2,563)
Net capital	$	258,226
Aggregate Indebtedness		
Items included in statement of financial condition		
Accounts payable	$	15
Payroll and payroll taxes payable		2,030
Total aggregate indebtedness	$	2,045
Computation of basic net capital requirement		
Minimum net capital required	$	50,000
Excess net capital	$	208,226
Ratio: Aggregate indebtedness to net capital		.008 to 1
Reconciliation with corporation's computation (included in Part II of Form X-17A-5 for the year ended June 30, 2002)		
Net capital as reported in Corporation's Part II (unaudited) FOCUS report	$	257,985
Year end audit adjustments:		
Plus: Adjustments to cash balances		241
Net capital per above	$	258,226
Aggregate indebtedness reported in Corporation's Part II (unaudited) FOCUS report	$	2,045

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Wegner LLP
CPAs & Consultants

REPORT ON INTERNAL CONTROL

Board of Directors
Wall Street Discounts, Inc.
Madison, Wisconsin

In planning and performing our audit of the financial statements and supplemental schedule of Wall Street Discounts, Inc. (the Corporation) for the year ended June 30, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment and control activities and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Wall Street Discounts, Inc. for the year ended June 30, 2003 and this report does not affect our report thereon dated July 31, 2003. There is inadequate separation of duties due to the limited number of personnel. Management believes corrective action is not practical in the circumstances since the Corporation employs three persons (one salaried broker, one administrator/owner and one secretary) in the main office and two persons (one salaried broker and one commissioned broker) in the branch office. In addition, management contracts its accounting work to an outside bookkeeper. Segregation of duties in accounting for assets and liabilities, such as cash, and possession of those assets or liabilities is inherently not practical.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wegner LLP

Wegner LLP
July 31, 2003